Date 30 December 2002
Number 62/02

BHP BILLITON TO SELL INDIRECT STAKE IN CVRD

Sweet River Investments Limited (Sweet River), in which BHP Billiton holds a 66.97% interest, today announced its intention to sell its 11.56% interest in Valepar SA to Companhia Siderurgica Nacional (CSN). Valepar is a major (approx. 27%) shareholder in Brazil's Companhia Vale do Rio Doce
(CVRD), the largest iron ore producer in the world.
BHP Billiton's interest in Sweet River corresponds to approximately 2.1% of CVRD's total capital.

The sale by Sweet River is being made via the exercise of a 'put' option on its Valepar shares to CSN that is exercisable up until May 2004.
BHP Billiton's share of the consideration is approximately US$ 343 million.

Commenting on the decision, chairman of BHP Billiton Metais SA, Wilson Nelio Brumer, said, 'The interest in Sweet River was purchased at a time when Billiton was looking at a potential entry into the top end of the iron ore business. As a result of Billiton's merger with BHP Limited in June 2001, the strategic value of this investment has changed.
BHP Billiton believes that there is little to be gained from holding the option to the end of its life.'

Consideration from CSN is due within 69 days from exercise of the option.



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